DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

Dodge & Cox Funds’ Exposure to the Subprime Mortgage Market

December 17, 2007

The fixed income and equity markets have been quite volatile since June as a result of disruptions in the market for subprime residential mortgages and the various securities into which those mortgages have been placed. These developments have led to questions about the impact of the subprime mortgage market weakness on the Dodge & Cox Funds. The Dodge & Cox Funds have no direct exposure to subprime mortgage-backed securities (MBS) or to structured finance entities (e.g., SIVs, CDOs) that may hold subprime MBS. Based on publicly available information, we believe the Funds’ indirect exposure to subprime mortgages is modest. We note, however, that a general lack of transparency and inconsistent disclosure of issuers’ subprime holdings and their value make it difficult to accurately assess the extent of an issuer’s subprime exposure.

By way of background, the subprime mortgage market is characterized as mortgage lending to individuals with weak credit histories and/or limited financial resources. The subprime mortgage market represents approximately 15% of the $10 trillion residential mortgage market in the United States. The recent period of high home price appreciation contributed to looser underwriting standards among subprime mortgage originators. Now that home prices are falling, the delinquency rates of subprime mortgage loans have risen significantly and the value of securities that include subprime mortgage loans has declined dramatically.

This dislocation has hit the finance sector particularly hard, resulting in diminished liquidity in certain areas of the financial markets. At the same time, there has been a surge in demand among investors for the safety and liquidity of U.S. Treasury securities. The stress in the finance sector has tightened credit conditions, creating concern over its negative effect on the overall economy. While we can’t guarantee that the subprime crisis will not ultimately trigger a recession, we are optimistic about the long-term prospects for the economy. We continue to invest for the long term and to focus on what we think matters: valuation, fundamentals and individual security analysis.

The following is a summary of the Dodge & Cox Funds’ indirect exposure to subprime mortgages.

Dodge & Cox Income Fund (as of September 30, 2007)

•	The Dodge & Cox Income Fund does not hold any subprime MBS but does have indirect exposure to subprime mortgages as described below.

•

Of the Fund’s MBS holdings (constituting 46.4% of the Fund), all holdings are Federal Agency/ GSE-guaranteed* (e.g., Fannie Mae, Freddie Mac) except for a 0.1% position in a AAA-rated Private Label MBS. Although Freddie Mac and Fannie Mae have recently announced significant losses connected to the weakness in housing and mortgage markets, we believe that they are sufficiently capitalized to meet their MBS guarantee obligations.

•

The Fund has investments in debt securities issued by corporations with some operational exposure to subprime MBS and/or companies with large investment portfolios potentially containing subprime MBS. These corporations include large banks (4.0%), insurance companies (3.8%), diversified financial firms (0.9%), and General Electric (through its

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

finance division, 0.2%). Through the third quarter, several of these firms have realized significant losses in their portfolios of subprime mortgages and related securities. We continue to monitor the situation closely at all of these companies. Based on the information provided to date, we believe such exposure is small in relationship to the size and scale of these companies, and that they are sufficiently capitalized to withstand the current environment.

•

The Fund also holds a 3.0% position in the debt securities of GMAC LLC. GMAC is a diversified finance company with three primary segments: auto finance, auto insurance and mortgage finance. GMAC is currently unprofitable only in its mortgage finance subsidiary, Residential Capital LLC (ResCap), which has been a significant originator of subprime residential mortgages in the past several years. Management has lowered its exposure to subprime assets in 2007 through greatly reduced subprime originations and the amortization of older loans. While we expect that ResCap will remain under considerable pressure for the foreseeable future, we believe that GMAC remains creditworthy and has adequate resources to repay its obligations as they come due. We are monitoring this situation closely.

Dodge & Cox Balanced Fund (as of September 30, 2007)

•	The Dodge & Cox Balanced Fund does not hold any subprime MBS. The Fund’s indirect exposure to subprime mortgages is described below.

•

Of the Fund’s MBS holdings (constituting 15.1% of the Fund), all holdings are Federal Agency/ GSE-guaranteed*(e.g., Fannie Mae, Freddie Mac) except for a very small position in a AAA-rated Private Label MBS. Although Freddie Mac and Fannie Mae have recently announced significant losses connected to the weakness in housing and mortgage markets, we believe that they are sufficiently capitalized to meet their MBS guarantee obligations.

•

The Fund has holdings of equity and fixed income securities of corporations with some operational exposure to subprime MBS and/or companies with large investment portfolios potentially containing subprime MBS. These corporations include diversified financial firms, large banks and General Electric (through its finance division). This exposure is a result of participation in loan origination, mortgage insurance, loan servicing, investments in subprime-related securities, or through market-making operations in these securities. Through the third quarter, several of these firms have realized significant losses in their portfolio of subprime mortgages and related securities. We continue to monitor the situation closely at all of these companies; based on the information provided to date, we believe such exposure is small in relationship to the size and scale of these companies, and that they are sufficiently capitalized to withstand a downturn in this area.

•

The Fund also holds a 1% position in debt securities issued by GMAC LLC. GMAC is a diversified finance company with three primary segments: auto finance, auto insurance and mortgage finance. GMAC is currently unprofitable only in its mortgage finance subsidiary, Residential Capital LLC (ResCap), which has been a significant originator of subprime residential mortgages in the past several years. Management has lowered its exposure to subprime assets in 2007 through greatly reduced subprime originations and the amortization of older loans. While we expect that ResCap will remain under considerable pressure for the foreseeable future, we believe that GMAC remains creditworthy and has adequate resources to repay its obligations as they come due. We are monitoring this situation closely.

Dodge & Cox Stock Fund (as of September 30, 2007)

•

The Dodge & Cox Stock Fund does not own securities of any companies whose primary business is subprime mortgage origination, servicing or securitization, nor does it own any subprime MBS. The Fund’s indirect exposure to subprime mortgages is described below.

•

A number of the Fund’s holdings with operations in the finance sector and/or with large investment portfolios (e.g., diversified financial firms, commercial banks, insurance companies and the finance division of General Electric) have exposure to the subprime mortgage market and have reported significant losses. This exposure is a result of participation in loan origination, mortgage insurance, loan servicing, investments in asset-backed securities, or through market-making operations in these securities. We believe the exposure is small in relationship to the size and scale of each company, and that each is well capitalized and able to withstand a downturn in this area. We are monitoring the situation, but based on information provided to date, we do not believe the exposures are large enough to materially change our long term outlook for these companies.

Dodge & Cox International Stock Fund (as of September 30, 2007)

•

The Dodge & Cox International Stock Fund does not own securities of any company whose primary business is subprime mortgage origination, servicing or securitization, nor does it own any subprime MBS. The Fund’s indirect exposure to subprime mortgages is described below.

•

A number of the Fund’s holdings with operations in the finance sector and/or with large investment portfolios (e.g., diversified financial firms, commercial banks, insurance companies) have exposure to the subprime mortgage market and have reported significant losses. This exposure is a result of participation in loan origination, mortgage insurance, loan servicing, investments in asset-backed securities, or through market-making operations in these securities. We believe the exposure is small in relationship to the size and scale of each company, and that each is well capitalized and able to withstand a downturn in this area. We are monitoring the situation, but based on information provided to date, we do not believe the exposures are large enough to materially change our long term outlook for these companies.

*	The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.

The views expressed above reflect those of Dodge & Cox as of the date shown. Any such views are subject to change at any time based upon market or other conditions, and Dodge & Cox disclaims responsibility to update such views. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such data. The above discussion is not a recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

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